SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-06552

Press Release

Tembec continues restructuring Eastern Canadian operations and announces plant closures

                           TEMBEC INC.
(Translation of registrant's name into English)

         800, Rene-Levesque Boulevard West, Suite 1050, Montreal, Quebec H3B lX9
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-_____________.

PRESS RELEASE                                                             FOR IMMEDIATE RELEASE

Tembec continues restructuring Eastern Canadian operations and announces plant closures

Temiscaming, Quebec, May 17, 2005  —  Tembec today announced another phase in its plan to restructure its Eastern Canadian operations, resulting in the closure of four of its manufacturing units. The Company believes that these closures are necessary in light of the stronger Canadian dollar and other fundamental issues that affect the competitiveness of these mills.

"After making considerable efforts to stem the significant losses of these mills and find appropriate solutions to the challenges that they are facing, the Company came to the conclusion that it had no choice but to shut down these operations," said Tembec President and CEO, Frank Dottori.

The main points of the announcement are as follows:

  Tembec's Saint-Raymond mill, located in Saint-Léonard-de-Portneuf, Quebec, will cease operations on May 28, 2005, affecting 165 employees. The mill produces 68,000 tonnes of Hi-Brite papers annually.

  The Company will gradually cease operations at the Tembec Davidson sawmill in Mansfield-et-Pontefract, Quebec, affecting 209 employees. The site produces 55,000 mfbm of pine and hardwood lumber annually.

  Tembec will shut down sawing operations at the TKL sawmill in Temiscaming, Quebec, as of July 11, 2005, affecting 29 employees. The sawmill produces 15,000 mfbm of pine and hardwood lumber annually. The chip plant operations will continue.

  Marks Lumber Ltd, a wholly-owned Tembec remanufacturing facility located in Brantford, Ontario, will shut down as of today, affecting 56 employees. The facility has been processing SFP lumber at a rate of 50,000 mfbm per year.

During a series of meetings held late last night and earlier today at each site affected, employees and union representatives were informed of the Company's decision.

As a result of today's announcement, the Company will record an unusual charge of $98.3 million related to the reduction in the carrying value of these facilities. Other closure costs of $13.7 million will also be recorded. The after-tax effect of $75.7 million will be recorded in the June 2005 quarter. During the last twelve months, the facilities generated sales of $112.7 million and negative EBITDA of $14.7 million.

Tembec is a leading integrated forest products company well established in North America and France, with sales of approximately $4 billion and some 11,000 employees. Tembec's common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

Source:	Michel J. Dumas Executive Vice President, Finance and Chief Financial Officer Tembec Inc. Tel: (819) 627-4268

For further information:	Pierre Brien Vice President, Communications and Public Affairs Tembec Inc. Tel: (819) 627-4387

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

signed: Antonio Fratianni___________________
Antonio Fratianni
General Counsel and Corporate Secretary

Date: May 19, 2005